                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 ---------------

                                 SCHEDULE 13E-3


                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                     (AMENDMENT NO. 3-- FINAL AMENDMENT)


                             BEST UNIVERSAL LOCK CO.
                              (Name of the Issuer)


BEST LOCK CORPORATION (F/K/A WALTER E. BEST COMPANY, INC.), on its own behalf and as successor in interest to:
                                WEBCO ONE, INC.
                                WEBCO TWO, INC.
                               WEBCO THREE, INC.
                             FRANK E. BEST, INC.
                           BEST UNIVERSAL LOCK CO.
                            BEST LOCK CORPORATION
                      (Name of Person(s) Filing Statement)


                      Series A Common Stock, no par value
                         (Title of Class of Securities)
                                CUSIP 08658110
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                              Mark G. Ahearn, Esq.
                                General Counsel
                             Best Lock Corporation
                             8900 Keystone Crossing
                             Indianapolis, IN 46240
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:
                           Craig R. Culbertson, Esq.
                                 Jenner & Block
                                 One IBM Plaza
                               Chicago, IL 60611

     This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the
Securities Exchange Act of 1934.
     b. [ ] The filing of a registration statement under the Securities Act of 1933.
     c.  [ ]  A tender offer.
     d.  [ ]  None of the above.


     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]


                          Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction Valuation (1)                               Amount of Filing Fee (2)
     $39,061,514.24                                             $7,812.30
--------------------------------------------------------------------------------


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:    $7,812.30       Filing party: Best Universal Lock Co.
                         ----------------                -----------------------


Form or registration no.:  Schedule 14C        Date filed:   December 2, 1997
                          ---------------                    -------------------

     Instruction. Eight copies of this statement, including all exhibits, should be filed with the Commission.

 (1) For purposes of calculating the filing fee only. This calculation assumes the purchase of 58,396 shares of Series A Common Stock at $120.69 in cash per share, the purchase of 28,073 shares of Series A Common Stock with an average bid and ask price of $37 per share (as of November 28, 1997) in exchange for new common stock of the surviving corporation, and the purchase of 300,000 shares of Series B Common Stock, of Best Universal Lock Co. with a book value of $103.25 per share (as of September 30, 1997) in exchange for new common stock of the surviving corporation.

 (2) The amount of the filing fee, calculated in accordance with Rule 0-11(c) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash and the aggregate value of securities offered for such number of shares.

                                  INTRODUCTION

     This Amendment No. 3 to the Rule 13E-3 Transaction Statement on
Schedule 13E-3 (the "Statement") amends and supplements the Schedule 13E-3 of Webco One, Inc. ("W1"), Frank E. Best, Inc. ("FEB"), Webco Two, Inc. ("W2"), Best Universal Lock Co. ("BUL"), Webco Three, Inc. ("W3"), Best Lock Corporation ("BLC"), Walter E. Best Company, Inc. ("Webco") and Mr. Russell C. Best.


     This Statement relates to the mergers (the "Mergers") of W1 with and into FEB, W2 with and into BUL and W3 with and into BLC. W1, W2 and W3 are wholly owned subsidiaries of Webco.




     This Statement is being filed jointly by Best Lock Corporation (f/k/a Walter E. Best Company, Inc.) on its own behalf and as successor in interest to W1, W2, W3, FEB, BUL and BLC, and Russell C. Best. By filing this Schedule 13E-3, neither of the joint signatories concedes that Rule 13e-3 under the Securities Exchange Act of 1934, as amended, was applicable to the Mergers or the other transactions contemplated by the Amended and Restated Agreement and Plan of Merger, dated as of December 1, 1997, as amended, by and among Webco, W1, W2, W3, FEB, BUL and BLC.



     The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Information Statement of the information required to be included in response to the items of this Statement. The information in the Information Statement, including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Information Statement and such appendices. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Information Statement.

                             CROSS REFERENCE SHEET


Item in Schedule 13E-3                   Information Statement
----------------------                   ---------------------


Item 1(a).............  Front Cover Page of the Information Statement;
                        INTRODUCTION

Item 1(b).............  INTRODUCTION

Item 1(c).............  MARKET PRICES AND DIVIDENDS -- Market Prices

Item 1(d).............  MARKET PRICES AND DIVIDENDS -- Dividends

Item 1(e).............  *


Item 1(f).............  SPECIAL FACTORS -- Interests of Certain Persons in the
                        Mergers; CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS; MARKET PRICES AND DIVIDENDS -- Market Prices

Item 2(a)-(d).........  INTRODUCTION; AVAILABLE INFORMATION; CERTAIN
                        INFORMATION CONCERNING THE COMPANIES; DIRECTORS AND EXECUTIVE OFFICERS; CERTAIN INFORMATION CONCERNING WEBCO AND THE MERGER SUBS; CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Items 2(e)-(f)........  *

Item 2(g).............  United States

Item 3(a)(1)..........  SPECIAL FACTORS -- Interests of Certain Persons in the
                        Mergers; CERTAIN INFORMATION CONCERNING THE COMPANIES; CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Item 3(a) (2), (b)....  SPECIAL FACTORS -- Background of the Mergers; --
                        Interests of Certain Persons in the Mergers; THE MERGER AGREEMENT; CERTAIN INFORMATION CONCERNING THE COMPANIES; CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS; Annex A

Item 4................  INTRODUCTION; SUMMARY; SPECIAL FACTORS -- Certain
                        Effects of the Mergers; -- Interests of Certain Persons in the Mergers; SOURCE AND AMOUNT OF FUNDS; THE MERGER AGREEMENT; Annex A

Item 5................  SPECIAL FACTORS -- Purpose and Structure of the
                        Mergers; -- Certain Effects of the Mergers; -- Plans for the Companies after the Mergers; CERTAIN INFORMATION CONCERNING WEBCO AND THE MERGER SUBS

Item 6(a)-(d).........  SOURCE AND AMOUNT OF FUNDS; FEES AND EXPENSES

Item 7(a)-(c).........  SPECIAL FACTORS -- Background of the Mergers; --
                        Determinations of the Boards; Fairness of the Mergers; -- Purpose and Structure of the Mergers; -- Plans for the Companies after the Mergers

Item 7(d).............  SPECIAL FACTORS -- Purpose and Structure of the
                        Mergers; -- Certain Effects of the Mergers; -- Plans for the Companies after the Mergers; -- Interests of Certain Persons in the Mergers; -- Certain Federal Income Tax Consequences to Stockholders; -- Accounting Treatment of the Mergers; STOCKHOLDERS' RIGHTS OF APPRAISAL; THE MERGER AGREEMENT -- Dissenter's Rights; CERTAIN INFORMATION CONCERNING WEBCO AND THE MERGER SUBS; Annex C

Item 8(a)-(e).........  INTRODUCTION; SPECIAL FACTORS -- Background of the
                        Mergers; -- Financial Advisor; Determination of Values; Fairness Opinions; -- Determinations of the Boards; Fairness of the Mergers; -- Purpose and Structure of the Mergers; -- Interests of Certain Persons in the Mergers; Annex B

Item 8(f).............  *

Item 9................  INTRODUCTION; AVAILABLE INFORMATION; SPECIAL FACTORS --
                        Background of the Mergers; -- Financial Advisor; Determination of Values; Fairness Opinions; -- Determinations of the Boards; Fairness of the Mergers; Annex B

Item 10...............  INTRODUCTION; SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

Item 11...............  INTRODUCTION; SPECIAL FACTORS -- Interests of Certain
                        Persons in the Mergers; THE MERGER AGREEMENT; CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS; Annex A

Item 12(a)............  INTRODUCTION; SPECIAL FACTORS -- Background of the
                        Mergers; -- Determinations of the Boards; Fairness of the Mergers

Item 12(b)............  SPECIAL FACTORS -- Determinations of the Boards;
                        Fairness of the Mergers

Item 13(a)............  STOCKHOLDERS' RIGHTS OF APPRAISAL; THE MERGER
                        AGREEMENT -- Dissenter's Rights; Annex C

Item 13(b), (c).......  *

Item 14(a)............  SUMMARY -- Selected Financial Data

Item 14(b)............  *

Item 15(a)............  SPECIAL FACTORS -- Purpose and Structure of the
                        Mergers; -- Plans for the Companies after the Mergers; -- Interests of Certain Persons in the Mergers; SOURCE AND AMOUNT OF FUNDS; CERTAIN INFORMATION CONCERNING WEBCO AND THE MERGER SUBS; FEES AND EXPENSES

Item 15(b)............  *


*    Omitted because the answer is negative or the Item is not applicable.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

       (a) The information set forth on the first page of the Information Statement and under "INTRODUCTION" in the Information Statement is incorporated herein by reference.

       (b) The information set forth under "INTRODUCTION" in the Information Statement is incorporated herein by reference.

       (c)  The information set forth under "MARKET PRICES AND
            DIVIDENDS--Market Prices" in the Information Statement is incorporated herein by reference.

       (d)  The information set forth under "MARKET PRICES AND
            DIVIDENDS--Dividends" in the Information Statement is incorporated herein by reference.

       (e)  Not applicable.

   (f) The information set forth under "SPECIAL FACTORS -- Interests of Certain Persons in the Mergers," "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" and "MARKET PRICES AND DIVIDENDS--Market Prices" in the Information Statement is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

   (a)-(d) This Statement is being filed jointly by FEB, BUL and BLC (which are the issuers of the classes of equity securities that are the subject of the Rule 13e-3 transaction), Webco, W1, W2 and W3. The information set forth under "INTRODUCTION," "AVAILABLE INFORMATION," "CERTAIN INFORMATION CONCERNING THE COMPANIES, "DIRECTORS AND EXECUTIVE OFFICERS," "CERTAIN INFORMATION CONCERNING WEBCO AND THE MERGER SUBS" and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" in the Information Statement is incorporated herein by reference.


   (e)-(f)  During the last five years, none of FEB, BUL, BLC, Webco, W1,
            W2, W3 nor, to the best of their knowledge, any of their directors and executive officers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.
   (g) The information set forth under "DIRECTORS AND EXECUTIVE OFFICERS" in the Information Statement is incorporated herein by reference.

ITEM 3. PAST CONTACTS. TRANSACTIONS OR NEGOTIATIONS.

   (a)(1) The information set forth under "SPECIAL FACTORS--Interests of Certain Persons in the Mergers," "CERTAIN INFORMATION CONCERNING THE COMPANIES" and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" in the Information Statement is incorporated herein by reference.

   (a)(2),(b)The information set forth under "SPECIAL FACTORS--Background of the Mergers," "-Interests of Certain Persons in the Mergers," "THE MERGER AGREEMENT," "CERTAIN INFORMATION CONCERNING THE COMPANIES" and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" in the Information Statement and Annex A thereto is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

   (a)-(b) The information set forth under "INTRODUCTION," "SUMMARY," "SPECIAL FACTORS--Certain Effects of the Mergers," "Interests of Certain Persons in the Mergers," "SOURCE AND AMOUNT OF FUNDS" and "THE MERGER AGREEMENT" in the Information Statement and Annex A thereto is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

   (a)-(g) The information set forth under "SPECIAL FACTORS--Purpose and Structure of the Mergers," "--Certain Effects of the Mergers," "--Plans for the Companies after the Mergers" and "CERTAIN INFORMATION CONCERNING WEBCO AND THE MERGER SUBS" in the Information Statement is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a)-(d) The information set forth under "SOURCE AND AMOUNT OF FUNDS" and "FEES AND EXPENSES" in the Information Statement is incorporated herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.
   (a)-(c) The information set forth under "SPECIAL FACTORS--Background of the Mergers," "--Determination of the Boards; Fairness of the Mergers," "--Purpose and Structure of the Mergers" and "--Plans for the Companies after the Mergers" in the Information Statement is incorporated herein by reference.

   (d) The information set forth under "SPECIAL FACTORS--Purpose and Structure of the Mergers," "--Certain Effects of the Mergers", "--Plans for the Companies after the Mergers," "--Interests of Certain Persons in the Mergers," "--Certain Federal Income Tax Consequences to Stockholders", "--Accounting Treatment of the Mergers," "STOCKHOLDERS' RIGHTS OF APPRAISAL," "THE MERGER AGREEMENT--Dissenter's Rights" and "CERTAIN INFORMATION CONCERNING WEBCO AND THE MERGER SUBS" in the Information Statement and Annex C attached thereto is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

   (a)-(e) The information set forth under "INTRODUCTION," "SPECIAL FACTORS--Financial Advisor; Determination of Values; Fairness Opinions,"--Interests of Certain Persons in the Mergers," "--Background of the Mergers," "--Purpose and Structure of the Mergers" and "--Determinations of the Boards; Fairness of the Mergers" in the Information Statement and Annex B thereto is incorporated herein by reference.

   (f)      Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

   (a)-(c) The information set forth under "INTRODUCTION," "AVAILABLE INFORMATION," "SPECIAL FACTORS--Background of the Mergers," "-- Financial Advisor; Determination of Values; Fairness Opinions" and "--Determinations of the Boards; Fairness of the Mergers" in the Information Statement and Annex B thereto is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The information set forth under "INTRODUCTION," and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" in the Information Statement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

            The information set forth under "INTRODUCTION," "SPECIAL FACTORS--Interests of Certain Persons in the Mergers," "THE MERGER AGREEMENT" and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" in the Information Statement and Annex A thereto is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATIONS OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

       (a) The information set forth under "INTRODUCTION," "SPECIAL FACTORS--Background of the Mergers" and "--Determinations of the Boards; Fairness of the Mergers" in the Information Statement is incorporated herein by reference.

    (b) The information set forth under "SPECIAL FACTORS--Determinations of the Boards; Fairness of the Mergers" in the Information Statement is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

    (a)     The information set forth under "STOCKHOLDERS' RIGHTS OF
            APPRAISAL" and "THE MERGER AGREEMENT--Dissenter's Rights" in the Information Statement and Annex C thereto is incorporated herein by reference.

    (b)-(c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

    (a) The information set forth under "SELECTED FINANCIAL DATA" in the Information Statement and the information set forth on pages F-1 through F-34 of the Information Statement are incorporated herein by reference.

    (b)     Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

    (a) The information set forth under "SPECIAL FACTORS--Purpose and Structure of the Mergers," "--Plans for the Companies after the Mergers," "--Interests of Certain Persons in the Mergers," "SOURCE AND AMOUNT OF FUNDS," "CERTAIN INFORMATION CONCERNING WEBCO AND THE MERGER SUBS" and "FEES AND EXPENSES" in the Information Statement is incorporated herein by reference.

    (b)     Not applicable.

ITEM 16. ADDITIONAL INFORMATION.

            The information contained in the Information Statement is incorporated by reference in its entirety.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.


      (a)   Credit Agreement Among Best Lock Corporation,
            LaSalle National Bank and the other parties who are signataries thereto dated as of March 24, 1998.



    (b)(1) Fairness opinions of Piper Jaffray Inc. dated December 1, 1997 are incorporated by reference from Annex B to the Information Statement filed as Exhibit (d)(1) hereto.



  * (b)(2)  Board presentation of Piper Jaffray, Inc. dated August 12, 1997.

  * (b)(3)  Board presentation of Piper Jaffray, Inc. dated August 26, 1997.

  * (b)(4)  Board presentation of Piper Jaffray, Inc. dated December 1, 1997.

  * (b)(5) Back-up material for Board presentation of Piper Jaffray, Inc. dated December 1, 1997.


    (c)(1) Amended and Restated Agreement and Plan of Merger, dated as of December 1, 1997, by and among FEB, BUL BLC, W1, W2, W3 and Webco is incorporated by reference from Annex A to the Information
            Statement filed as Exhibit (d)(1) hereto.

    (c)(2) Amendment Number One to Amended and Restated Agreement and Plan of Merger, dated as of January 29, 1998, by and among FEB, BUL, BLC, W1, W2, W3 and Webco is incorporated by reference from Annex A to the Information Statement filed as Exhibit (d)(1) hereto.


    (c)(3) Amendment Number Two to Amended and Restated Agreement and Plan of Merger, dated as of March 10, 1998, by and among FEB, BUL, BLC, W1, W2, W3, and Webco.


    (d)(1) Information Statement on Schedule 14C, Notice of Action Taken Without Meeting and Notice of Appraisal Rights.


  * (d)(2)  Press Release dated December 5, 1997.

  * (d)(3)  Press Release dated February 4, 1998.


    (e)     Full text of Section 262 of the Delaware General
            Corporation Law is incorporated by reference from Annex C to the Information Statement filed as Exhibit (d)(1) hereto.

       (f)  Not applicable.


  ------------
  * Previously filed on February 23, 1998

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.




Dated: March 27, 1998
       ---------


                                BEST LOCK CORPORATION (F/K/A WALTER E. BEST
                                 COMPANY, INC.) on its own behalf and as
                                 successor in interest to:
                                WEBCO ONE, INC.
                                WEBCO TWO, INC.
                                WEBCO THREE, INC.
                                FRANK E. BEST, INC.
                                BEST UNIVERSAL LOCK CO.
                                BEST LOCK CORPORATION


                                By: /s/ Russell C. Best
                                   ----------------------------------
                                        Name: Russell C. Best
                                        Title:  President


     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated:  March 27, 1998       RUSSELL C. BEST
       ----------



                                By:   /s/ Russell C. Best
                                   ----------------------------------

                                 EXHIBIT INDEX



Exhibit No.                                                             Page No.

 (a)         Credit Agreement Among Best Lock Corporation, LaSalle
             National Bank and the other parties who are signataries thereto, dated as of March 24, 1998.



 (b)(1)      Fairness opinions of Piper Jaffray Inc. dated
             December 1, 1997 are incorporated by reference from Annex B to the Information Statement filed as Exhibit (d)(1) hereto.



*(b)(2)      Board presentation of Piper Jaffray, Inc. dated August 12, 1997.

*(b)(3)      Board presentation of Piper Jaffray, Inc. dated August 26, 1997.

*(b)(4)      Board presentation of Piper Jaffray, Inc. dated December 1, 1997.

*(b)(5) Back-up material for Board presentation of Piper Jaffray, Inc. dated December 1, 1997.


 (c)(1) Amended and Restated Agreement and Plan of Merger, dated as of December 1, 1997, by and among FEB, BUL, BLC, W1, W2, W3 and Webco is incorporated by reference from Annex A to the Information Statement filed as Exhibit (d)(1) hereto.

 (c)(2)      Amendment Number One to Amended and Restated Agreement and
             Plan of Merger, dated as of January 29, 1998, by and among FEB,BUL, BLC, W1, W2, W3 and Webco is incorporated by reference from Annex A to the Information Statement filed as Exhibit (d)(1) hereto.


 (c)(3) Amendment Number Two to Amended and Restated Agreement and Plan of Merger, dated as of March 10, 1998, by and among FEB, BUL, BLC, W1, W2, W3 and Webco.


 (d)(1) Information Statement on Schedule 14C, Notice of Action Taken Without Meeting and Notice of Appraisal Rights.


*(d)(2)      Press Release dated December 5, 1997.

*(d)(3)      Press Release dated February 4, 1998.


 (e)         Full text of Section 262 of the Delaware General
             Corporation Law is incorporated by reference from Annex C to the Information Statement filed as Exhibit (d)(1) hereto.

 (f)         Not applicable.

-----------------


* Previously filed on February 23, 1998